UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15-D16 OF THE SECURITIES EXCHANGE ACT OF 1934
____________________

AXA

(Translation of registrant’s name into English)
____________________

25, AVENUE MATIGNON
75008 PARIS, FRANCE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
( REGISTRANT)

By:	/s/ Denis Duverne

Name Denis Duverne
Title Chief Financial Officer and
Member of the Management Board
Date: October 18, 2006

EXHIBIT INDEX

EXHIBITS	DESCRIPTION
99.1	Press Release issued on October 18, 2006 by AXA, announcing the investor conference “On the Road to Ambition 2012” to be held on October 18, 2006.